

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2022

Melissa Schaeffer
Senior Vice President and Chief Financial Officer
AIR PRODUCTS & CHEMICALS INC /DE/
1940 Air Products Boulevard
Allentown, Pennsylvania 18106

> **Re: AIR PRODUCTS & CHEMICALS INC /DE/**
> **Form 10-K for the Year Ended September 30, 2021**
> **Form 10-Q for the Period Ended December 31, 2021**
> **File No. 001-04534**

Dear Ms. Schaeffer :

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences